MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

TREVOR S. NORWITZ

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

RANDALL W. JACKSON

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. AHO

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

STEVEN R. GREEN

MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

KENNETH B. FORREST

BEN M. GERMANA

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

JOSEPH D. LARSON

LAWRENCE S. MAKOW

PHILIP MINDLIN

THEODORE N. MIRVIS

DAVID S. NEILL

HAROLD S. NOVIKOFF

ERIC S. ROBINSON ERIC M. ROSOF MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ROSEMARY SPAZIANI ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	ANGELA K. HERRING MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER

March 22, 2024

Via EDGAR and Courier

Jenny O’Shanick

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Smurfit WestRock Limited Draft Registration Statement on Form S-4 Submitted on February 14, 2024 CIK No. 002005951

Dear Ms. O’Shanick and Ms. Purnell:

On behalf of our client, Smurfit WestRock Limited (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 13, 2024, regarding the Company’s draft registration statement on Form S-4 confidentially submitted to the Securities and Exchange Commission on February 14, 2024. In connection with this letter responding to the Staff’s comments, the Company is today publicly filing a Registration Statement on Form S-4 (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of the Registration Statement.

Cover Page

1.	Please revise the cover page of your prospectus to clearly disclose the number of securities being registered on this registration statement and the market for the securities. Further, please revise to include the page number of your risk factors. Refer to Item 501(b) of Regulation S-K and Item 1 of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of the proxy statement/prospectus in response to the Staff’s comment.

Questions and Answers About the Combination and the WestRock Special Meeting
Q: When do you expect the Combination to be consummated, page 10

2.	Please revise the Q&A to disclose which of the most material conditions of the Combination are able to be waived. Further, please revise the risk factor “It is possible that not all the Conditions will have been met at the time of the WestRock Special Meeting, and that Smurfit Kappa and/or WestRock may waive one or more of the Conditions after receipt of the WestRock Stockholder Approval without re-soliciting the WestRock Stockholders’ approval of the proposals approved by them” on page 40 to describe what kinds of conditions could be waived and the negative effects it could have.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 10 and 41 of the Registration Statement in response to the Staff’s comment.

Risk Factors
Risks Relating to the Combination
Upon Completion, certain change-of-control rights under agreements will or may be triggered..., page 42

3.	We note your disclosure that certain change-of-control rights will or may be triggered as a result of the Combination. However, we note your other disclosures on page 192 that WestRock obtained consents that the Combination will not constitute a change in control under certain agreements. If material, please revise to provide comparable disclosure for Smurfit Kappa.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 198 to 199 of the Registration Statement in response to the Staff’s comment.

Risks Relating to Smurfit WestRock Following the Combination
Smurfit WestRock will be required to comply with the Sarbanes-Oxley Act..., page 45

4.	We note you discuss, incorporated by reference from pages 22 and 35 of WestRock’s Form 10-K, that you “launched a multi-year phased business systems transformation project” whereby your existing systems will transition to a standardized enterprise resource planning system, and that the resulting expected investment in fiscal 2024 will be approximately $220 million. We also note your disclosure that the effectiveness of your internal control over financial reporting could be adversely affected if this new system is not successfully implemented. Please revise to discuss how the Combination will affect this project and related risks.

Response: The Company respectfully advises the Staff that WestRock has confirmed that WestRock continues to pursue the business systems transformation project, as noted in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2023.  As part of broader post-Combination integration planning initiatives, WestRock and the Company are reviewing and evaluating their respective business systems and the system strategies and alternatives for Smurfit WestRock following the Combination.  The Company has revised the disclosure on page 47 of the Registration Statement in response to the Staff’s comment.

Risks Relating to WestRock’s Business, page 64

5.	We note you discuss, incorporated by reference from page 21 of WestRock’s Form 10-K, that you were negotiating agreements with the United Steelworkers Union, which expired in December 2023, and your employees at the Dayton facility. Please revise to provide the current status of these negotiations.

Response: The Company respectfully advises the Staff that WestRock has confirmed that WestRock will include the following updates in its Quarterly Report for the quarter ending March 31, 2024, which will be incorporated by reference into the Registration Statement, in response to the Staff’s comment:

•	In December 2023, the United Steelworkers Union (“USW”) ratified a master agreement that applies to substantially all of WestRock’s US facilities represented by the USW. The agreement has a four-year term ending in December 2027 and covers a number of specific items, including wages, medical coverage and certain other benefit programs, including retirement benefits, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits WestRock to apply its terms to USW employees who work at facilities it acquired during the term of the agreement. The master agreement covers approximately 52 of WestRock’s US operating locations and approximately 7,300 of its employees. While the terms of its collective bargaining agreements vary, WestRock believes the material terms of the agreements are customary for the industry, the type of facility, the classification of the employees and the geographic location covered.

•	WestRock experienced a strike at its corrugated converting facility in Dayton, New Jersey beginning in June 2023. WestRock effectuated contingency plans at this location, and the facility continued to operate and produce products for its customers. In November 2023, WestRock reached an agreement to resolve the strike, which was approved by the requisite union membership, and the strike concluded in December 2023.

The Combination
Background of the Combination, page 86

6.	We note your disclosure on page 88 that the parties considered but ultimately did not pursue a reverse Morris Trust transaction due to potential tax consequences. We also note your disclosures that from February 21, 2023 to August 14, 2023, the parties negotiated a transaction whereby WestRock stockholders would receive Smurfit Kappa shares, instead of those of Smurfit WestRock, for their WestRock stock. Please revise to elaborate on why you did not pursue the former structure.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 89 and 97 to 98 of the Registration Statement in response to the Staff’s comment.

Recommendation of the Transaction Committee and the WestRock Board; Reasons for the Merger, page 99

7.	Refer to your disclosures under “Continuing Influence” in the fourth bullet on each of page 103 and 99. Please revise to elaborate on how you chose these six directors out of the current 12 WestRock directors to serve on Smurfit WestRock’s board. In this regard, we note that WestRock stockholders recently elected these 12 directors at the annual meeting of stockholders on January 26, 2024 based on their qualifications, experience and skills.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 101, 103, and 315 to 317 of the Registration Statement in response to the Staff’s comment.

8.	Refer to your disclosures under “Synergies” in the fifth and first bullets on pages 103 and 100, respectively. Please revise to elaborate on the basis of your expectation that you expect “benefits derivable from an estimated in excess of $400 million in pre-tax run-rate synergies at the end of the first full year following Completion.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 101 and 105 of the Registration Statement in response to the Staff’s comment.

9.	Refer to your disclosures under “Other Strategic Alternatives” in the ninth bullet on each of page 104 and 100 and under “Loss of Opportunity” in the first bullet on each of page 105 and 101. We also note your other disclosures that on March 31, 2023, the WestRock Board discussed the potential transactions with Company A and PE Firm A, and that PE Firm A discussed, among other alternatives, “a potential acquisition of WestRock with a preliminary value range per share of WestRock Stock in the ‘high $30s’ in cash.” Please revise to elaborate on how the WestRock Board evaluated these alternative transactions. Please revise to discuss the conclusions the board made with respect to each of Company A and PE Firm A, quantifying where applicable, and how the WestRock Board ultimately decided Smurfit Kappa’s offer was superior to these offers.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 90 to 92 of the Registration Statement in response to the Staff’s comment.

Opinions of WestRock's Financial Advisors
Opinion of Lazard Freres & Co. LLC
Selected Publicly Traded Companies Analysis, page 110

10.	Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for each of WestRock and Smurfit Kappa. Please explain the basis for such exclusions, if any.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Registration Statement in response to the Staff’s comment.

Miscellaneous, page 115

11.	We note your disclosure that in the past two years, Lazard “acted as financial advisor to WestRock in connection with ongoing strategic, financial and corporate preparedness advisory work during this time and in connection with WestRock’s acquisition of Grupo Gondi in 2022, and as financial advisor to Smurfit Kappa in connection with an investor study in 2021.” Please revise your disclosure to quantify the compensation paid to the financial advisor.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 117 of the Registration Statement in response to the Staff’s comment.

12.	We note your disclosure that Lazard did not “indicate that any given consideration constituted the only appropriate consideration for the Combination.” Please advise how this disclosure complies with Item 1015(b)(5) of Regulation M-A or revise.

Response: The Company respectfully advises the Staff that it believes that the disclosure on page 117 of the Registration Statement complies with Item 1015(b)(5) of Regulation M-A. Item 1015(b)(5) of Regulation M-A requires a statement as to “whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid.”

The disclosure on page 117 of the Registration Statement includes such a statement (“WestRock and Smurfit Kappa determined the Merger Consideration in the Combination through arm’s-length negotiations, and the WestRock Board approved such Consideration. Lazard did not recommend any specific consideration to the WestRock Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the Combination”) and therefore complies with the requirements of Item 1015(b)(5) of Regulation M-A.

Item 1015(b)(5) of Regulation M-A does not prohibit additional disclosure or clarification regarding a third party’s non-involvement in the determination of the consideration to be paid. The language quoted by the Staff is an additional, clarifying, disclosure provided for the benefit of the shareholders, and is not in contravention of Item 1015(b)(5) of Regulation M-A.

Opinion of Evercore Group L.L.C.
Selected Publicly Traded Companies Analysis, page 120

13.	Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for each of WestRock and Smurfit Kappa. Please explain the basis for such exclusions, if any.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 122 of the Registration Statement in response to the Staff’s comment.

Miscellaneous, page 126

14.	We note your disclosure that Evercore did not recommend “that any specific amount of consideration constituted the only appropriate consideration in the Combination for the holders of WestRock Stock.” Please advise how this disclosure complies with Item 1015(b)(5) of Regulation M-A or revise.

Response: The Company respectfully advises the Staff that it believes that the disclosure on page 128 of the Registration Statement complies with Item 1015(b)(5) of Regulation M-A. Item 1015(b)(5) of Regulation M-A requires a statement as to “whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid”.

The disclosure on page 128 of the Registration Statement includes such a statement (“Evercore did not recommend any specific amount of consideration to the WestRock Board or WestRock management or indicate that any given consideration constituted the only appropriate consideration for the Combination.”) and therefore complies with the requirements of Item 1015(b)(5) of Regulation M-A.

Item 1015(b)(5) of Regulation M-A does not prohibit additional disclosure or clarification regarding a third party’s non-involvement in the determination of the consideration to be paid. The language quoted by the Staff is an additional, clarifying, disclosure provided for the benefit of the shareholders, and is not in contravention of Item 1015(b)(5) of Regulation M-A.

Certain WestRock Unaudited Financial Information, page 127

15.	We note your disclosures in paragraph 1 of each of page 128 and 130 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 131 to 133 of the Registration Statement in response to the Staff’s comment.

16.	We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 131 to 133 of the Registration Statement in response to the Staff’s comment. As described in the revised disclosure, the WestRock Projections beyond year three reflect more than assumptions about growth rates.

Certain Smurfit Kappa Unaudited Financial Information, page 131

17.	We note your disclosures in paragraph 4 of each of page 131 and 133 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 136 to 137 of the Registration Statement in response to the Staff’s comment.

18.	We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 136 to 137 of the Registration Statement in response to the Staff’s comment. As described in the revised disclosure, the Smurfit Kappa Projections beyond year three reflect more than assumptions about growth rates.

Debt Financing, page 141

19.	We note your disclosure that Smurfit Kappa entered into a Bridge Facility Agreement with certain lenders totaling up to $1.5 billion to fund the Cash Consideration. We also note your disclosure on page 142 that “[f]ollowing Completion, Smurfit Kappa's obligations under the Bridge Facility will be guaranteed by Smurfit WestRock.” Please revise to elaborate on the risks to Smurfit WestRock resulting from this guarantee and any known trends that are reasonably likely to impact the company’s liquidity and capital resources to service this debt. Further, please file the Bridge Facility Agreement. Refer to Item 601(b)(10) of Regulation S-K or tell us why such exhibit is not required

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 148 to 149 and II-2 of the Registration Statement in response to the Staff’s comment.

The Company supplementally advises the Staff that, while Smurfit Kappa has filed the Bridge Facility Agreement as an exhibit to the Registration Statement, it currently intends to issue additional bonds to fund the Cash Consideration in lieu of borrowings under the Bridge Facility Agreement. In the event such bonds are successfully issued prior to Completion, Smurfit Kappa will terminate the Bridge Facility Agreement and, if such termination occurs prior to effectiveness of the Registration Statement, the Company will remove the Bridge Facility Agreement from the list of exhibits to the Registration Statement.

Security Ownership of Certain Beneficial Holders, Directors and Management of WestRock, page 256

20.	Please add a table that reflects the ownership of Smurfit WestRock after the transaction.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 275 and 276 of the Registration Statement in response to the Staff’s comment.

As reflected in the revised disclosure, the Company has included a table that reflects the expected beneficial ownership of Smurfit WestRock Shares by individuals who are expected to be directors and executive officers of Smurfit WestRock at Completion, as well as such directors and executive officers as a group. The Company has not, however, included such information with respect to persons that may own more than five percent of the Smurfit WestRock Shares after the Combination (“Five Percent Beneficial Owners”). Although the Company has certain information regarding the holdings of Smurfit Kappa Shares provided under EU disclosure regulations by holders who are not directors or officers of Smurfit Kappa, such information has not been provided by such holders under Section 13(d) of the Exchange Act, as Smurfit Kappa and its shareholders currently are not subject to reporting requirements under Section 13(d). The Company therefore is not able to prepare an ownership table that presents expected beneficial ownership by all Five Percent Beneficial Owners after the Combination in accordance with Rule 13d-3 under the Exchange Act.

Executive Compensation, page 301

21.	In your next amendment, please provide the historical information required by Item 402 of Regulation S-K for Anthony Smurfit, Ken Bowles and the other named executive officers here and under the “Golden Parachute Compensation” section. Refer to Item 18(a)(7)(ii) of Form S-4.

Response: The Company acknowledges that Item 18(a)(7)(ii) of Form S-4 provides that a registration statement on Form S-4 must include “the information required by Item 402 of Regulation S-K” for each individual who will serve as an executive officer of the surviving company. The individuals who are expected to serve as executive officers of the Company are Anthony Smurfit, Ken Bowles, Laurent Sellier, Saverio Mayer, and Jairo Lorenzatto. The Company respectively submits to the Staff that at this time, there is no information required by Item 402 of Regulation S-K for these individuals.

Item 402 requires disclosure for “named executive officers” of a registrant, which are generally defined under Item 402(a)(3) to include (i) all individuals serving as the registrant’s principal executive officer during the last completed fiscal year, (ii) all individuals serving as the registrant’s principal financial officer during the last completed fiscal year, and (iii) the registrant’s three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year. Further, the compensation disclosure required by Item 402 generally relates to compensation paid to the named executive officers for services rendered to the registrant and its subsidiaries during the most recently completed fiscal year (and in the case of the Summary Compensation Table, the two fiscal years prior to the most recently completed fiscal year). See generally Item 402(a)(2); Item 402(c).

During the most recently completed fiscal year (ending December 31, 2023), neither the Company nor Smurfit Kappa was a registrant subject to the reporting and disclosure requirements of the Exchange Act.

Because the Company was not a registrant, there were no “named executive officers” of the Company for fiscal years 2023 and prior. Even if individuals who are expected to be appointed as executive officers of the Company at the Completion were treated as the named executive officers, there would be no compensation for these individuals that is required to be disclosed by Item 402, as they did not receive compensation for services rendered to the Company and its subsidiaries during 2023 or prior years.

With respect to 2023, Messrs. Smurfit, Bowles, Sellier and Mayer served as executives of Smurfit Kappa and its subsidiaries and Mr. Lorenzatto served as an employee (but not an executive officer) of WestRock. Smurfit Kappa was not a registrant subject to the reporting and disclosure requirements of the Exchange Act for 2023 or prior years and, while WestRock was a registrant, Mr. Lorenzatto was not an executive officer of WestRock for 2023 or prior years. Therefore, the compensation paid to these executives by Smurfit Kappa and WestRock, respectively, is not required to be disclosed by Item 402. This position is further supported by Question 217.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, which addresses the application of Item 402 following a merger among operating companies and notes, in relevant part, that “a parent corporation would not pick up compensation paid to an employee of a subsidiary prior to the time the subsidiary became a subsidiary (i.e., when it was a target).” Accordingly, the Company respectfully submits that Item 402 does not require the Company to report compensation paid by Smurfit Kappa or by WestRock for 2023 and prior years to the individuals who are expected to become executive officers of the Company.

In addition, the Company respectfully submits that such historical compensation paid by Smurfit Kappa and WestRock, which was determined and approved by the remuneration committee of the Smurfit Kappa board of directors and the compensation committee of the WestRock board of directors, respectively, is not material to investors in Smurfit WestRock as it is not part of the executive compensation program of Smurfit WestRock and it is not representative of the expected terms of the executive compensation program of Smurfit WestRock. The Company believes that information about the expected post-Completion executive compensation program of Smurfit WestRock that will apply to the executive officers is relevant to investors and the Company has included this information, including a description of expected annual compensation opportunities and a summary of the material terms of the applicable executive compensation plans, service contracts and offer letters, on pages 322 to 329 of the Registration Statement.

Lastly, the Company respectfully advises the Staff that the individuals identified as named executive officers under the “Golden Parachute Compensation” section are not expected to serve as executive officers of the Company. Therefore, the Company respectively submits to the Staff that Item 18(a)(7)(ii) of Form S-4 does not apply to these individuals.

Director Compensation, page 305

22.	Please provide the disclosure to be included in this section in your next amendment, including the historical information required by Item 402 of Regulation S-K for each person who will serve as a director. Refer to Item 18(a)(7)(ii) of Form S-4.

Response: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 330 of the Registration Statement to describe the compensation arrangements expected to apply to directors of the Company following Completion.

In regard to historical information, the Company acknowledges that Item 18(a)(7)(ii) of Form S-4 provides that a registration statement on Form S-4 must include “the information required by Item 402 of Regulation S-K” for each individual who will serve as a director of the surviving company. Item 402 requires disclosure of compensation paid to directors for services rendered to the registrant and its subsidiaries during the most recently completed fiscal year. See generally Item 402(a)(2); Item 402(k).

During the most recently completed fiscal year (ending December 31, 2023), neither the Company nor Smurfit Kappa was a registrant subject to the reporting and disclosure requirements of the Exchange Act and the Company did not have a director compensation program.

If Item 402 were to apply to the individuals who are expected to be appointed as directors of the Company in connection with the Completion, there would be no compensation for these individuals that is required to be disclosed by item 402, as they did not receive compensation for services rendered to the Company and its subsidiaries during 2023 or prior years.

With respect to 2023, certain expected directors of the Company served as WestRock directors and certain expected directors of the Company served as Smurfit Kappa directors. With respect to such WestRock directors, information required by Item 402 of Regulation S-K in respect of their compensation for services rendered to WestRock is already incorporated by reference to WestRock’s public filings (as set forth in “Where You Can Find More Information”) as permitted under Item 18(b) of Form S-4. As to such Smurfit Kappa directors, the Company respectively submits to the Staff that, given that Smurfit Kappa was not a registrant subject to the reporting and disclosure requirements of the Exchange Act in 2023, Item 402 does not require any disclosure of compensation paid to Smurfit Kappa directors by Smurfit Kappa in respect of such year. This position is further supported by Question 217.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, which addresses the application of Item 402 following a merger among operating companies and notes, in relevant part, that “the surviving company in the merger need not report on compensation paid by predecessor corporations that disappeared in the merger.” Accordingly, the Company respectfully submits that Item 402 does not require the Company to report compensation paid by Smurfit Kappa for 2023 to the individuals who are expected to become directors of the Company.

In addition, the Company respectfully submits that such historical compensation paid by Smurfit Kappa, which was determined and approved by the remuneration committee of the Smurfit Kappa board of directors, is not material to investors in Smurfit WestRock as it is not part of the director compensation program of Smurfit WestRock and it is not representative of the expected terms of the director compensation program of Smurfit WestRock. The Company believes that information about the expected post-Completion director compensation program of Smurfit WestRock is relevant to investors and the Company has included this information on page 330 of the Registration Statement.

Experts, page 307

23.	We note that you incorporated by reference WestRock Company's annual report on Form 10-K for the fiscal year ended September 30, 2023. Please revise your disclosure to provide the information required by Item 509 of Regulation S-K as it pertains to WestRock Company's independent registered public accounting firm.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 332 of the Registration Statement in response to the Staff’s comment.

Part II: Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules, page II-2

24.	Please revise to include the following exhibits in your exhibit index:

•	Offer Letters with each of the identified Smurfit WestRock executive officers;

•	Executive Short-Term Incentive Plan;

•	Executive Severance Plan;

•	Smurfit WestRock 2024 Long-Term Incentive Plan;

•	Subsidiaries of the registrant;

•	Consent of Lazard Freres & Co. LLC;

•	Consent of Evercore Group L.L.C; and

•	Consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the Securities Act.

Response: The Company respectfully advises the Staff that it has revised the exhibit index on pages II-2 and II-3 of the Registration Statement in response to the Staff’s comment.

Signatures, page II-5

25.	Please revise to include the registrant’s name in the signature line.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page II-6 of the Registration Statement in response to the Staff’s comment.

General

26.	Please furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 305 to 306 of the Registration Statement in response to the Staff’s comment, and also notes that this language is included on page II-4 of the Registration Statement.

27.	Please revise to comply with Item 404 of Regulation S-K. Refer to Item 18(a)(7)(iii) of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 251 of the Registration Statement in response to the Staff’s comment.

*      *      *      *      *      *

If you have any questions concerning the Registration Statement or this letter, please do not hesitate to contact me at (212) 403-1005 or VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Gillian Carson-Callan, Smurfit WestRock Limited

Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz

Igor Kirman, Wachtell, Lipton, Rosen & Katz

Denise R. Singleton, WestRock Company

Scott A. Barshay, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Laura C. Turano, Paul, Weiss, Rifkind, Wharton & Garrison LLP